MICHAEL J. MURPHY 312-609-7738 mmurphy@vedderprice.com

October 30, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kieran Brown

Re:	Nuveen AMT-Free Municipal Income Fund
(the “Registrant” or “Acquiring Fund”)
File No. 333-184032

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on October 16, 2012 with respect to the Registrant’s Registration Statement filed on September 21, 2012 on Form N-14 relating to the issuance of common shares in connection with the proposed reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”) of: (i) Nuveen Premier Municipal Opportunity Fund, Inc. (“Premier Opportunity”); and (ii) Nuveen Premium Income Municipal Opportunity Fund (“Premium Opportunity” and collectively with Premier Opportunity, the “Acquired Funds” or, each individually, an “Acquired Fund”) into the Acquiring Fund. The Acquiring Fund and Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis. The Registrant notes in particular that it is the only municipal fund among the three Funds that has the investment objective of providing income exempt from the federal alternative minimum tax applicable to individuals (the “AMT”), in addition to regular federal income tax. The AMT feature is an integral component of the investment program that the Adviser wishes to survive the Reorganizations.

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October 30, 2012

(2)	Comment: In the Answer to the Question “Why has each Fund’s Board recommended these proposals?” in the Q&A Section, (i) please explain why the Board focused on the combined fund’s operating expenses excluding the costs of leverage; (ii) please address whether the Board considered the anticipated increase in total annual operating expenses per common share, including the costs of leverage, for shareholders of each Acquired as shareholders in the combined fund; and (iii) please include disclosure that total annual operating expenses including the costs of leverage are expected to be higher for the combined fund.

Response: For the information of the staff, the Board considered the combined fund’s operating expenses excluding the costs of leverage because the potential variability of leverage costs could present an inaccurate picture of the actual ongoing expenses of the combined fund as compared to the Acquired Funds.

In addition, the Registrant has revised the disclosure to indicate that the Board considered that higher leverage costs would result in higher expenses to the extent that the costs of leverage exceed returns from leverage proceeds, and the Registrant has included disclosure that total annual operating expenses including the costs of leverage are expected to be higher for the combined fund.

(3)	Comment: In the Answer to the Question “Why has each Fund’s Board recommended these proposals?” in the Q&A Section, please use a term other than “float” in regards to the expected enhanced secondary market trading.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(4)	Comment: In the Answer to the Question “What are the potential benefits of the Reorganizations to common shareholders?” in the Q&A Section, please explain why the combined fund’s greater market liquidity may lead to narrower bid-ask spreads and smaller trade-to-trade price movements.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Securities and Exchange Commission

October 30, 2012

(5)	Comment: In the Answer to the Question “What are the potential benefits of the Reorganizations to common shareholders?” in the Q&A Section, please explain how the Reorganizations are expected to result in increased flexibility in managing the structure and costs of leverage over time.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(6)	Comment: In the Answer to the Question “Do the Reorganizations constitute a taxable event for common shareholders of Acquired Funds?” in the Q&A Section, elsewhere in the Registration Statement and in Note 4 of the Pro Forma Financial Information in the Reorganization SAI, in light of the difference between the Acquiring Fund and the Acquired Funds investment policies concerning the AMT, please disclose the percentage of each Acquired Fund’s portfolio securities expected to be sold in connection with the Reorganizations in order to conform to the Acquiring Fund’s AMT policy. Please also disclose any associated capital gains expected to result from such sales.

Response: For the information of the staff, the Registrant notes that no forced sales are expected in order to conform to the Acquiring Fund’s AMT policy. The Registrant has added disclosure in light of the foregoing.

(7)	Comment: For the staff’s information, did the Board consider a Reorganization with a fund outside of the Nuveen Funds complex.

Response: The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed Reorganizations were presented to the Board to address an overlap in closed-end fund product offerings by the fund complex. Accordingly, the Adviser recommended the consolidation of the Funds to simplify its product offerings and to provide potential benefits to shareholders as a result of efficiencies arising from the larger size of the combined fund.

(8)	Comment: For the staff’s information, is liquidation of a Fund an action that the Board considers if all of the requisite shareholder approvals are not obtained and the Reorganizations do not occur?

Response: If the requisite approvals are not obtained and the Reorganizations do not occur, the Board has the discretion to take such actions as it deems in the

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October 30, 2012

best interests of each Fund and its shareholders. The Registrant does not believe that liquidation is an option that would be recommended by either the Adviser or the Board.

(9)	Comment: In the Answer to the Question “Will I have to pay any fees or expenses in connection with the Reorganizations?” in the Q&A Section, please add “(excluding costs of leverage)” in the first sentence following the phrase “forecasted cost savings.”

Response: The Registrant has added the requested disclosure.

(10)	Comment: Please provide additional information concerning the basis for the allocation of the costs of the Reorganizations among the Funds. In particular, please explain whether the allocation to Premier Opportunity is fair in light of the anticipated increase in its total annual operating expenses per common share (including the costs of leverage).

Response: The Registrant believes that the allocation of the estimated costs of the Reorganizations as disclosed in the Q&A Section and elsewhere in the Registration Statement is appropriate and fair. The Registrant believes that the appropriate measure of evaluating operational efficiencies resulting from the Reorganizations is the operating expense ratio (exclusive of leverage) and that including the costs of leverage without the offsetting return benefits would skew the results. The Registrant notes that the methodology takes into account both cost savings and distribution rate increases.

(11)	Comment: In the sub-section titled “Comparison of the Acquiring Fund and Each Acquired Fund” in Section A. Synopsis, under Proposal No. 1, in the Joint Proxy Statement/Prospectus, please disclose the percentage of securities in each Acquired Fund’s portfolio subject to the AMT.

Response: For the information of the staff, no Acquired Fund currently holds portfolio securities subject to the AMT.

(12)	Comment: In the sub-section titled “Comparison of the Acquiring Fund and Each Acquired Fund” in Section A. Synopsis, under Proposal No. 1, in the Joint Proxy Statement/Prospectus, please provide updated information regarding the credit quality of each Fund’s portfolios.

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October 30, 2012

Response: For the information of the staff, the credit quality information included is the most recently published information available. Updated credit quality information is not available at this time.

(13)	Comment: In the discussion of the difference in board structure between the “Minnesota Funds” and the “Massachusetts Funds”, please disclose the consequence of a staggered board structure versus a non-staggered board structure.

Response: The Registrant has added the disclosure in response to the staff’s comment.

(14)	Comment: Please add a summary of the pertinent comparative risk information for the Funds before the sub-section titled “Comparative Expense Information” in Section A. Synopsis, under Proposal No. 1, in the Joint Proxy Statement/Prospectus.

Response: The Registrant has added the disclosure in response to the staff’s comment.

(15)	Comment: In the comparative performance information table, please add a parenthetical for each Fund with its inception date.

Response: The Registrant has added the disclosure in response to the staff’s comment.

(16)	Comment: In the sub-section titled “Reasons for the Reorganizations” in Section C. Information About the Reorganizations, under Proposal No. 1, in the Joint Proxy Statement/Prospectus, in the discussion of the expected costs of the Reorganizations, please add disclosure that such cost recovery does not include the costs of leverage and does include an expected increase in distribution yield. In addition, please address whether the Board considered the change in board structure for shareholders of an Acquired Fund organized as a Minnesota corporation following the Reorganizations.

Response: The Registrant has added the disclosure in response to the staff’s comment to the extent consistent with the considerations discussed at the Board meeting at which the Reorganizations were considered.

(17)	Comment: In the sub-section titled “Expenses Associated with the Reorganizations” in Section C. Information About the Reorganizations, under Proposal No. 1, in the Joint Proxy Statement/Prospectus, please delete the disclosure of the payback period.

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October 30, 2012

Response: The Registrant has eliminated the disclosure regarding the payback period.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7738.

Sincerely,

/s/ Michael J. Murphy

APPENDIX A

NUVEEN AMT-FREE MUNICIPAL INCOME FUND

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Premier Municipal Opportunity Fund, Inc. (“Premier Opportunity”), Nuveen Premium Income Municipal Opportunity Fund (“Premium Opportunity” and, together with Premier Opportunity, the “Acquired Funds”) and Nuveen AMT-Free Municipal Income Fund (the “Acquiring Fund,” and, together with the Acquired Fund, the “Funds”), believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund, and Nuveen Asset Management, LLC is the sub-adviser to each Fund. Paul L. Brennan, CFA, CPA has managed the Acquiring Fund and Premier Opportunity since 2006 and will continue to manage the combined fund upon completion of the reorganizations. Douglas J. White, CFA, has managed Premium Opportunity since January 2011.

Expense Structures and Expense Ratios	The expense structures of the Funds are similar. It is intended that the reorganization would result in lower operating expenses per common share (excluding costs of leverage) from greater economies of scale as the combined fund’s size will result in a lower effective management fee rate and allow fixed operating expenses to be spread over a larger asset base. In addition, the fund-level management fee rate for the Acquiring Fund is lower than the fee rate in effect for each Acquired Fund for managed asset levels between $2 billion and $5 billion. The fee schedule of the Acquiring Fund will remain in place following the reorganizations.

Investment Objective, Policies and Restrictions	The Acquiring Fund and Acquired Funds have similar investment objectives, policies and restrictions. The Acquiring Fund’s investment objectives are to provide current income exempt from regular federal income tax and the federal AMT and to enhance portfolio value relative to the municipal bond market by investing in tax-exempt municipal bonds that the Adviser, believes are underrated or undervalued or that represent municipal market sectors that are undervalued. The Acquiring Fund’s investment objectives are the same as those of the Acquired Funds, except that in addition to seeking to provide current income exempt from regular federal income

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

tax, the Acquiring Fund seeks to provide current income exempt from the federal alternative minimum tax applicable to individuals. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objective, policies and restrictions of the Acquiring Fund the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of April 30, 2012, the Acquiring Fund had approximately $338 million in total net assets. As of the same date, Premier Opportunity and Premium Opportunity had approximately $303 million and $538 in total net assets, respectively.

In terms of the structure of the transaction, upon the closing of the reorganizations each Acquired Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for common and preferred shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of such Acquired Fund. Each Acquired Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Acquired Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of each Acquired Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Acquired Fund held immediately prior to the closing of the reorganizations (including for this purpose fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional shares will be sold on the open market and shareholders will receive cash in lieu of such fractional shares. Holders of preferred shares of each Acquired Fund will receive on a one-for-one basis newly issued preferred shares of the Acquiring Fund in exchange for preferred shares held immediately prior to the closing of the reorganizations.

An analysis of the NAST Factors is consistent with this structure and result. Four of the five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

*    *    *    *    *

October 30, 2012

Mr. Kieran Brown

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen AMT-Free Municipal Income Fund
(the “Registrant”);
Registration Statement on Form N-14
(File Number: 333-184032)

Dear Mr. Brown:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided on October 16, 2012 with respect to the Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on September 21, 2012.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen AMT-Free Municipal Income Fund

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary